June 30, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:	Mr. Michael Volley
Staff Accountant

Re:  Prosperity Bancshares, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 28, 2017

Form 8-K Filed April 26, 2017

File No. 001-35388

Mr. Volley:

Please accept this letter as the response of Prosperity Bancshares, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated June 6, 2017 (the “Comment Letter”) with respect to the Company’s Form 8-K filed April 26, 2017 (the “Form 8-K”).

For ease of reference, we have repeated the Staff’s comment below, followed by the corresponding response of the Company.

Form 8-K for Filed April 26, 2017

Exhibit 99.1

We note your discussion and presentation of numerous non-GAAP financial metrics that exclude the impact of purchase accounting on page 2 and page 11. It appears that disclosing financial metrics excluding the impact of purchase accounting represents an individually tailored recognition and measurement method which results in a misleading financial metric that violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance. Therefore, in future filings, please do not disclose non-GAAP financial metrics that exclude the impact of purchase accounting.

United States Securities and Exchange Commission

June 30, 2017

We acknowledge the Staff’s comment.  As discussed over the course of several telephone conferences and e-mail exchanges between the Staff and the Company during the month of June, the Company will omit from its future filings with the Commission any non-GAAP financial metrics that exclude the impact of purchase accounting adjustments.  Specifically, the metrics of net income (excluding purchase accounting adjustments), earnings per share (excluding purchase accounting adjustments) and net interest margin (excluding purchase accounting adjustments) that appeared on page 2, and the tabular presentation that appeared on page 11, of Exhibit 99.1 to the Form 8-K will be omitted from the Company’s future filings.

In future filings, the Company will set forth in footnotes to certain GAAP financial metrics any purchase accounting adjustment amount included within each such metric. We respectfully submit as Exhibit A attached hereto an example of the revised disclosures as they would have appeared in Exhibit 99.1 to the Form 8-K.

The Company believes the foregoing is responsive to the comment raised by the Staff in its Comment Letter. If you have further questions or require additional clarifying information, please call the undersigned at 281-269-7204.

Sincerely,

/s/David Hollaway

David Hollaway

Chief Financial Officer

Exhibit A

Results of Operations for the Three Months Ended March 31, 2017

Net income was $68.565 million(2) for the three months ended March 31, 2017 compared with $68.951 million(3) for the same period in 2016. Net income per diluted common share was $0.99 for the three months ended March 31, 2017 compared with $0.98 for the same period in 2016.  Annualized returns on average assets, average common equity and average tangible common equity for the three months ended March 31, 2017 were 1.23%, 7.45% and 15.82%(1), respectively.  Prosperity’s efficiency ratio (excluding credit loss provisions, net gains and losses on the sale of assets and taxes) was 43.01% for the three months ended March 31, 2017.

Net interest income before provision for credit losses for the three months ended March 31, 2017 was $152.435 million compared with $166.257 million during the same period in 2016, a decrease of $13.822 million or 8.3%. This change was primarily due to a decrease in loan discount accretion of $9.741 million. Linked quarter net interest income before provision for credit losses decreased $1.397 million or 0.9% to $152.435 million compared with $153.832 million during the three months ended December 31, 2016. This change was primarily due to a decrease in loan discount accretion of $2.799 million.

The net interest margin on a tax equivalent basis was 3.20% for the three months ended March 31, 2017, compared with 3.48% for the same period in 2016. This change was primarily due to a decrease in loan discount accretion of $9.741 million. On a linked quarter basis the net interest margin was 3.20% compared with 3.26% for the three months ended December 31, 2016. This change was primarily due to a decrease in loan discount accretion of $2.799 million.  Noninterest income was $30.824 million for the three months ended March 31, 2017 compared with $30.793 million for the same period in 2016, an increase of $31 thousand or 0.1%. On a linked quarter basis, noninterest income increased $1.349 million or 4.6% compared with the three months ended December 31, 2016. This increase was primarily due to the net gain on sale of assets for the three months ended March 31, 2017.

Noninterest expense was $78.062 million for the three months ended March 31, 2017 compared with $80.528 million for the same period in 2016, a decrease of $2.466 million or 3.1%. This change was primarily due to a decrease in salaries and benefits expense. On a linked quarter basis, noninterest expense decreased $1.086 million or 1.4% compared with the three months ended December 31, 2016.

Balance Sheet Information

At March 31, 2017, Prosperity had $22.477 billion in total assets, an increase of $499.074 million or 2.3%, compared with $21.978 billion at March 31, 2016.

Loans at March 31, 2017 were $9.739 billion, an increase of $84.845 million or 0.9%, compared with $9.654 billion at March 31, 2016. Linked quarter loans increased $117.193 million or 1.2% (4.9% annualized) from $9.622 billion at December 31, 2016.

As part of its commercial and industrial lending activities, Prosperity extends credit to oil and gas production and service companies. Oil and gas production loans are loans to companies directly involved in the exploration and/or production of oil and gas. Oil and gas service loans are loans to companies that provide services for oil and gas production and exploration. At March 31, 2017, oil and gas loans totaled $267.445 million or 2.8% of total loans, of which $108.267 million were to production companies and $159.178 million were to service companies. This compares with total oil and gas loans of $362.826 million or 3.8% of total loans at March 31, 2016, of which $166.422 million were to production companies and $196.404 million were to service companies. On a linked quarter basis, oil and gas loans decreased $17.094 million, from $284.539 million or 3.0% of total loans at December 31, 2016, of which $119.934 million were production loans and $164.605 million were service loans.

Deposits at March 31, 2017 were $17.036 billion, a decrease of $837.194 million or 4.7%, compared with $17.873 billion at March 31, 2016. Linked quarter deposits decreased $271.730 million or 1.6% from $17.307 billion at December 31, 2016. This change primarily resulted from seasonality.

___________

(2) Includes purchase accounting adjustments of $2.675 million, net of tax, primarily comprised of loan discount accretion of $4.753 million.

(3) Includes purchase accounting adjustments of $8.712 million, net of tax, primarily comprised of loan discount accretion of $14.494 million.

Exhibit A

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

	Three Months Ended
	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
Profitability
Net income (D) (E)	$68,565	$68,793	$68,651	$68,071	$68,951

Basic earnings per share	$0.99	$0.99	$0.99	$0.98	$0.98
Diluted earnings per share	$0.99	$0.99	$0.99	$0.98	$0.98

Return on average assets (F)	1.23%	1.26%	1.27%	1.24%	1.24%
Return on average common equity (F)	7.45%	7.58%	7.66%	7.70%	7.85%
Return on average tangible common equity (F) (G)	15.82%	16.33%	16.79%	17.15%	17.60%
Tax equivalent net interest margin (D) (H)	3.20%	3.26%	3.29%	3.37%	3.48%
Efficiency ratio(I)	43.01%	43.29%	43.26%	42.46%	41.08%

Liquidity and Capital Ratios
Equity to assets	16.41%	16.31%	16.80%	16.26%	15.92%
Common equity tier 1 capital	14.45%	14.48%	14.41%	13.66%	13.20%
Tier 1 risk-based capital	14.45%	14.48%	14.41%	13.66%	13.20%
Total risk-based capital	15.14%	15.20%	15.14%	14.37%	13.90%
Tier 1 leverage capital	8.62%	8.68%	8.50%	8.11%	7.70%
Period end tangible equity to period end tangible assets(E)	8.50%	8.32%	8.46%	8.04%	7.73%

Other Data
Weighted-average shares used in computing earnings per common share
Basic	69,480	69,482	69,478	69,565	70,174
Diluted	69,482	69,486	69,484	69,574	70,181
Period end shares outstanding	69,480	69,491	69,478	69,480	69,543
Cash dividends paid per common share	$0.3400	$0.3400	$0.3000	$0.3000	$0.3000
Book value per common share	$53.10	$52.41	$51.74	$51.02	$50.32
Tangible book value per common share(E)	$25.11	$24.40	$23.70	$22.97	$22.27

Common Stock Market Price
High	$77.87	$73.68	$56.27	$54.57	$47.50
Low	$65.34	$52.81	$45.94	$43.28	$33.57
Period end closing price	$69.71	$71.78	$54.89	$50.99	$46.39
Employees – FTE	3,033	3,035	3,071	3,106	3,132
Number of banking centers	244	245	245	245	246

____________

(D) Includes purchase accounting adjustments for the three-month periods ended as follows:

	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
Loan discount accretion	$4,753	$7,552	$7,620	$9,304	$14,494
Securities amortization	$852	$950	$1,051	$948	$1,722
Time deposits amortization	$99	$232	$575	$178	$182

(E) Using effective tax rate of 33.1%, 32.7%, 32.9%, 33.1% and 32.7% for the three-month periods ended March 31, 2017, December 31, 2016, September 30, 2016, June 30, 2016 and March 31, 2016, respectively.

(F) Interim periods annualized.

(G) Refer to the "Notes to Selected Financial Data" at the end of this Earnings Release for a reconciliation of this non-GAAP financial measure.

(H) Net interest margin for all periods presented is based on average balances on an actual 365 day or 366 day basis.

(I) Calculated by dividing total noninterest expense, excluding credit loss provisions, by net interest income plus noninterest income, excluding net gains and losses on the sale of assets.  Additionally, taxes are not part of this calculation.